Filed Pursuant to Rule 424(b)(3)
                                                              File No. 333-52285


SUPPLEMENT
(TO PROSPECTUS DATED AUGUST 13, 1998)

                        The Doe Run Resources Corporation

Offer to Exchange its 11 1/4% Senior Notes due 2005, Series B and Floating
   Interest Rate Senior Notes due 2003, Series B, which have been registered under the Securities Act of 1933, as amended, for any all of its outstanding 11 1/4% Senior Notes due 2005, Series A and Floating
         Interest Rate Senior Notes due 2003, Series A, respectively

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The Exchange  Offer will expire at 5:00 p.m.,  New York City time,  on September
10, 1998, unless extended.
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     Capitalized  terms used herein and not otherwise  defined have the meanings ascribed to them in the Prospectus dated August 13, 1998.

     Prospective investors should be aware of the following recent developments:

ACQUISITION OF THE ASARCO MLD

     On September 1, 1998 (the "New Notes Issue Date"), Doe Run consummated the Potential ASARCO MLD Acquisition and acquired certain assets relating to the ASARCO MLD, including a smelter and refinery and two mines. The purchase price for the assets was approximately $55.8 million at closing, plus contingent deferred payments, if any. See "Business--Potential Acquisition of ASARCO's Missouri Lead Division."

     Doe Run financed the purchase price of the ASARCO MLD Assets (as defined) primarily through an offering of $50.0 million aggregate principal amount of 11 1/4% Senior Secured Notes due 2005 (the "New Notes"). The indenture, dated as of September 1, 1998 (the "New Indenture"), by and among Doe Run, the Guarantors, Doe Run Air S.A.C., a Peruvian corporation ("Doe Run Air"), and Doe Run Development S.A.C., a Peruvian corporation ("Doe Run Development" and together with the Guarantors and Doe Run Air, the "New Guarantors"), governing the New Notes provides for substantially the same payment terms, maturity date, optional redemption provisions, change of control provisions and covenants as the Fixed Rate Notes issued under the Indenture described in the Prospectus. The New Notes are fully and unconditionally guaranteed (the "New Guarantees") by the New Guarantors.

     Within 90 days of the New Notes Issue Date, the New Notes are expected to be secured by a first priority lien on substantially all of the property, plant and equipment of the ASARCO MLD (other than inventory, accounts receivable or other current assets and intangibles of the ASARCO MLD) (the "ASARCO MLD Assets"). If for any reason the New Notes are not secured by a first priority lien on the ASARCO MLD Assets within 90 days after the New Notes Issue Date, then commencing on the 91st day after the New Notes Issue Date, the interest rate on the aggregate principal amount of the New Notes shall increase by 1.0% per annum for each 90-day period that the New Notes are not so secured; provided, that the interest rate on the New Notes shall in no event exceed 18 1/4% per annum and upon the date that the New Notes are secured by a first priority lien on the ASARCO MLD Assets, such additional interest shall cease to accrue. The New Notes are expected to be senior secured obligations of Doe Run and will effectively rank senior in right of payment to all existing and future senior unsecured indebtedness of Doe Run to the extent of the ASARCO MLD Assets, and will rank senior in right of payment to all existing and future senior subordinated and subordinated indebtedness of the Company. The New Guarantees are general senior obligations of the Guarantors and will rank equally in right of payment to all existing and future senior unsecured indebtedness of the
Guarantors, including the Guarantees of the Notes, and senior in right of payment to all existing and future subordinated indebtedness of the Guarantors, subject, in the case of the
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                The date of this Supplement is September 3, 1998.
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New  Guarantees  of Doe  Run  Mining,  Doe  Run  Peru,  Doe  Run Air and Doe Run
Development, to statutorily preferred exceptions and statutorily mandated priorities based on the date of issuance with respect to payment of obligations under applicable Peruvian law. Holders of the secured indebtedness under the Revolving Credit Facilities, and any other secured indebtedness of Doe Run and the New Guarantors, will have claims that effectively rank prior to those of the holders of New Notes with respect to the assets securing such indebtedness. In addition, the New Guarantee of Doe Run Peru is contractually subordinated to the indebtedness of Doe Run Peru under the New Doe Run Peru Revolving Credit Facility.

     The New Notes were issued with  original  issue  discount of  approximately
$5.3  million  for  Federal  income  tax  purposes.   The  Unaudited  Pro  Forma
Consolidated Balance Sheet as of April 30, 1998 and Unaudited Pro Forma Consolidated Statements of Operations for the six months ended April 30, 1998 and the year ended October 31, 1997, were based on available information and certain assumptions that Doe Run believed were reasonable under the circumstances. The actual effect of the Potential ASARCO MLD Acquisition differs from those assumptions and estimates.

     The Unaudited Pro Forma Consolidated Balance Sheet as of April 30, 1998 reflected additional borrowing of $60.0 million, with an interest rate of 11.25%, to finance the estimated purchase price of $54.5 million, pay financing fees of $2.5 million and have excess cash of $3.0 million. Doe Run actually sold $50.0 million of the New Notes and received cash of $44.7 million, net of original issue discount. Doe Run also borrowed approximately $12.5 million under the New Doe Run Revolving Credit Facility to finance the balance of the purchase price of the ASARCO MLD Assets. The total proceeds of $57.2 million were used to finance the actual purchase price of $55.9 million and pay financing fees of $1.3 million. The difference between the purchase price assumed in the Unaudited Pro Forma Consolidated Balance Sheet and the purchase price paid at closing resulted from higher inventory quantities than were previously estimated. The purchase price was based on a pre-closing inventory valuation and is subject to adjustment once the valuations are finalized. Estimated additional financing costs of approximately $.4 million are yet to be paid.

     The resulting pro forma interest expense of $26.7 million and $53.5 million for the six months ended April 30, 1998 and the year ended October 31, 1997, respectively, is $.4 million and $.6 million higher, respectively, than previously set forth in the Unaudited Pro Forma Consolidated Statements of Operations.

     In addition, the New Doe Run Revolving Credit Facility was amended to, among other things, permit the issuance of the New Notes and the liens on the ASARCO MLD Assets securing the New Notes.

ACQUISITION OF COBRIZA

     On August 31, 1998, Doe Run Peru completed the acquisition of the capital stock of Empresa Minera Cobriza S.A., a Peruvian corporation, which owned a mine and related assets. The purchase price of these assets was $7.5 million, $3.0 million of which was paid at closing and the balance of which is payable in equal annual installments over three years. See "Prospectus Summary--Recent Transactions and Events--Potential Acquisitions."

ADDITIONAL GUARANTORS

     Pursuant to a First Supplemental Indenture, dated as of September 1, 1998, among Doe Run, the New Guarantors and the Trustee, Doe Run Air and Doe Run Development were added as Guarantors of the Notes. See "Description of the Notes--Certain Covenants--Future Guarantees."